JOHN G. NOSSIFF

300 BRICKSTONE SQ., ST 201

ATTORNEY AT LAW

ANDOVER, MASSACHUSETTS 01810

JNOSSFF@NOSSIFF-LAW.COM

978. 409 .2648

March 12, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C, 20549

Re:

Health Enhancement Products, Inc.

Form 10-K Filed April 15, 2011

SEC File No. 000-30415

Dear Mr. Gharib:

We are outside legal counsel to the above referenced Registrant.

Reference is made to the Commission’s comment letter of February 13, 2012 with respect to the Registrant’s Annual Report on Form 10K for the year ended December 31, 2010 (“Comment Letter”).

The numbered responses below correspond to the numbered comments in the Comment Letter.

Form 10K filed April 15, 2011

1.

Business Development, page 5

In response to the Commission’s Comment 1, the Registrant proposes to provide the disclosure set forth below in its Form 10-K for the year ended December 31, 2011, and, for the reasons set forth herein, requests that the Commission not require the Registrant to amend its December 31, 2010 Form 10-K.

As discussed with Mr. Gharib, the Registrant has disclosed various material terms and conditions of the license agreement with Zus health LLC (Ceptazyme, LLC is the purported assignee of Zus Health LLC) (“License Agreement”) in a Form 8-K Current Report filed with the Commission on September 9, 2010. In addition, the Registrant disclosed various material terms and conditions of the License Agreement in the Registrant’s Form 10-K Annual Report filed April 15, 2011. Further, the License Agreement was filed as Exhibit 10.10 to the Form 10K Annual Report filed April 15, 2011. Also, the Registrant made further disclosures in its subsequent quarterly reports on Form 10-Q. These disclosures included the conditions to which minimum payments would be subject. The Registrant recently filed a legal action in Michigan against Zus (as well as its purported assignee) alleging multiple breaches of contract. Ceptazyme, LLC subsequently filed an action in Utah against the Registrant, also alleging breach of contract. The Registrant believes that amending its 12/31/2010 Form 10-K to make further disclosures of material terms and conditions would by itself mislead investors, given the Registrant’s revised business strategy and the current litigation.

For these reasons, and as discussed with Mr. Gharib, the Registrant requests that the Commission allow it to include the requested disclosure in its Form 10-K for the year ended 12/31/2011 (along with disclosure about its new business strategy and litigation regarding the Zus Agreement), without having to amend the Business Development Section of its 2010 10-K.

The Registrant proposes to make substantially the following disclosure in its Form 10-K for the year ended 12/31/2011:

“As previously disclosed, our new management team has been assessing our business strategy and certain of our contractual relationships in the context of the regulatory environment in which we are currently operating. Based on this review, we have determined to move forward with a research-based product development program, as we do not believe that we can cost effectively sell and distribute our current product given regulatory and production considerations. Accordingly, as previously disclosed, we intend to implement a research-based product development program, all as more fully explained herein.

As previously disclosed, on September 2, 2010, we executed a multi-year exclusive worldwide distribution agreement (“Zus Agreement”) regarding our ProAlgaZyme product (“ProAlgaZyme” or “Product”) with Zus Health, LLC, an international distributor of health and nutritional products (“Zus” or “Distributor”). In connection with our new management’s assessment of our contractual relationships, we determined that Zus (as well as its purported assignee, Ceptazyme, LLC) have engaged in multiple material breaches of the Zus Agreement. Accordingly, we have notified Zus and its principal of our intent to terminate the relationship. In addition, we have filed a legal action in Michigan against Zus (as well as its purported assignee) alleging multiple breaches of contract. Ceptazyme, LLC subsequently filed an action in Utah against us, also alleging breach of contract. We intend to vigorously prosecute our action and defend against Ceptazyme’s claims.

Under terms of the Zus Agreement, we granted the Distributor the exclusive right to distribute ProAlgaZyme to customers and distributors worldwide, excluding pharmaceutical applications and food, supplement, and medicinal ingredient applications outside of multilevel, network or affiliate marketing (“MLM”). We reserved the right to market and sell isolates and natural and synthetic derivatives of ProAlgaZyme in pharmaceutical and ingredient applications outside of MLM. The Zus Agreement prohibits us from selling ProAlgaZyme for the benefit of customers and distributors worldwide, other than for pharmaceutical and ingredient applications. We are also prohibited from selling any product in the MLM market. The Zus Agreement will remain in effect until the expiration of the last patent with respect to the Product, subject to earlier termination as provided in the Zus Agreement.

The Distributor agreed to make certain minimum guaranteed payments to us for the term of the Zus Agreement, subject to renegotiation if the Distributor was unable to meet the specified minimum purchase requirements. The Distributor is not obligated to make the minimum monthly payments to maintain exclusivity until (a) the Product is determined to meet the Food and Drug Administration’s “generally recognized as safe” (“GRAS”) standard or (b) the Product receives “New Dietary Ingredient” (“NDI”) status from the FDA. We believe that the Distributor was obligated under the terms of the Agreement to satisfy one or more of these conditions, as it was responsible for all decisions and actions regarding regulatory matters relating to or involving the marketing, sale and use of the Product for the licensed use. Minimum monthly payments may also be suspended if a regulatory agency restricts the sale of the Product.

The Zus Agreement provided for a thirty day Due Diligence review period, during which the Distributor conducted a due diligence review and we were to determine whether we would be able to meet the minimum production requirements established by the Zus Agreement. Following completion of its due diligence review, the Distributor paid us a non-refundable option fee of $255,000 for the exclusive distribution rights for the initial four month period of the Zus Agreement (through December 31, 2010). If we determined that we could not meet the Distributor’s minimum purchase requirements, then the minimum guaranteed payments were subject to reduction. We determined that we would need to scale up production to meet Zus’ minimum purchase requirements.

The Zus Agreement provides for the following guaranteed minimum monthly payments/purchases, subject to satisfaction of certain conditions, which have not been satisfied:

Month	Minimum Pmts.	Minimum Purch.
December 2010	$80,000	320,000
January 2011	$80,000	320,000
February 2011	$80,000	320,000
March-July 2011	$150,000	600,000
August 2011- July 2012	$295,000	1,180,000
August 2012	$371,000	1,484,000

During the initial 30-day due diligence period, we and Zus were to negotiate monthly and annual minimums, based on market potential and manufacturing capacities, with respect to September, 2012 and after, subject to annual minimum and maximums of 17,808,000 and 53,424,000 units, respectively. Since we and Zus did not to agree to higher minimums during the initial 30-day due diligence period, the annual minimum for years three and after is 17,808,000 units (or $4,452,000 per year).

Under the terms of the Zus Agreement, guaranteed monthly minimum shipments and payments were to commence in December of 2010, subject to the conditions set forth in the Zus Agreement, including the ProAlgaZyme Product (a) meeting the Food and Drug Administration’s “generally recognized as safe” (“GRAS”) standard or (b) receiving “New Dietary Ingredient” (“NDI”) status from the FDA. We believe that the Distributor was obligated under the terms of the Agreement to satisfy one or more of these conditions, as it was responsible for all decisions and actions regarding regulatory matters relating to or involving the marketing, sale and use of the Product for the licensed use. However, neither of these conditions has been satisfied by the Distributor; consequently, guaranteed monthly minimum shipments and payments have never commenced.

If the Distributor fails to make required monthly minimum purchases of Product, we and the Distributor are obligated to attempt to renegotiate the minimum purchases. If we and the Distributor are unable to agree on revised minimum purchases, the Zus Agreement will become non-exclusive, at our option. Beginning nine months after the effective date of the Zus Agreement, if we are unable to supply to Zus 80% of Zus’ purchase order requirements for two consecutive calendar quarters, or fail to deliver a minimum of 70% of Zus’ purchase order requirements for two (2) consecutive months, then Zus has the right to take over manufacturing of the Product, subject to certain conditions.

The Distributor has the right to terminate the Zus Agreement upon ninety days written notice. If the Zus Agreement were terminated during the first ninety days, the Distributor would have had no further obligation to us, beyond the initial payment of $255,000. If the Distributor terminates the Zus Agreement after the initial ninety day period, in addition to the initial payment of $255,000, the Distributor is obligated to pay us 150% of certain of our costs, subject to a minimum payment of $250,000.

The Zus Agreement may also be immediately terminated by either party, if the other party: files a petition in bankruptcy; becomes insolvent or makes an assignment for the benefit of its creditors; has an involuntary proceeding or other arrangement pursuant to any bankruptcy law commenced against it; discontinues its business; breaches a material non-monetary term of this Agreement and such breach remains uncured for a period of thirty (30) days after written notification of such breach is given by the non-breaching Party; or breaches a monetary term of this Agreement and such breach remains uncured for a period of fifteen (15) days after written notification of such breach is given by the non-breaching Party.

The Zus Agreement does not affect our right to develop and market isolates, synthetic and natural derivatives or products naturally derived from ProAlgaZyme for specific applications outside MLM that are branded by and resold to third parties, such as prescription products/ingredients.

As described above, we believe that Zus (as well as its purported assignee, Ceptazyme, LLC) have engaged in multiple material breaches of the Zus Agreement, and we have notified Zus and its principal of our intent to terminate the Agreement. Subsequently, we notified Zus and Ceptazyme that we were terminating the ZUS Agreement due to failure to cure specified breaches of such Agreement. In addition, we have filed a legal action in Michigan against Zus (as well as its purported assignee) alleging multiple breaches of contract. Ceptazyme, LLC subsequently filed an action in Utah against us, also alleging breach of contract. We intend to vigorously prosecute our action and defend against Ceptazyme’s claims.”

2.

Patents and Proprietary Rights, page 7

In response to your Comment 2, as discussed, the Registrant confirms that U.S. Patent No. 7807,622 relates to the Registrant’s sole product, ProAlgaZyme. As discussed, the Registrant undertakes to make substantially the following disclosure (including the patent expiration date) in its 10-K for the year ended December 31, 2011, and requests that the Commission not require the Registrant to amend its December 31, 2010 Form 10-K:

“U.S. Patent No. 7,807,622 relates to the Registrant’s sole product, ProAlgaZyme®. The title of the patent is: Composition and use of phyto-percolate for treatment of disease. This invention relates generally to a method of preparation of a phyto-percolate that is derived from fresh water mixture including algae. The invention further relates to the potential use of the phyto-percolate in a variety of disease states. This patent was filed on November 30, 2006 and has a term of 20 years from the earliest claimed filing date (which can be extended via Patent Term Adjustment and Patent Term Extension). The patent expires on November 30, 2026.”

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure contained in its Form 10-K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (978) 409-2648.

Thank you for your consideration.

The Nossiff Law Firm, LLP

/s/ John G. Nossiff

John G. Nossiff, Esq.

CC:  Philip M. Rice, II, CFO

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